Exhibit 4.7
THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS. THIS NOTE MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT AND APPLICABLE LAWS OR SOME OTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND APPLICABLE LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.
THE SALE, PLEDGE, HYPOTHECATION, ASSIGNMENT OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN FIRST OFFER AND CO-SALE AGREEMENT BY AND BETWEEN THE NOTE HOLDER, THE COMPANY AND CERTAIN HOLDERS OF NOTES AND/OR STOCK OF THE COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.
CONVERTIBLE SUBORDINATED PROMISSORY NOTE

$2,500,000	August 3, 2007
          ORION ENERGY SYSTEMS, INC., a Wisconsin corporation (the “Company”), the principal office of which is located at 1204 Pilgrim Road, Plymouth, Wisconsin 53073, for value received hereby promises to pay to Clean Technology Fund II, LP, a Delaware limited partnership (the “Holder”), the sum of $2,500,000, or such other amounts as shall then equal the outstanding principal amount hereof and any unpaid accrued interest hereon, as set forth below, which shall be due and payable on the Maturity Date. Payment for all amounts due hereunder shall be made in accordance with Section 2 hereof.
          The following is a statement of the rights of the Holder of this Note and the conditions to which this Note is subject, and to which the Holder hereof, by the acceptance of this Note, agrees:
     1. Definitions. As used in this Note, the following terms, unless the context otherwise requires, have the following meanings:
     (i) “Articles of Incorporation” means the Company’s Amended and Restated Articles of Incorporation dated July 31, 2006.
     (ii) “Change in Control” means (a) the acquisition by any person or entity, or two or more persons or entities acting in concert, of beneficial ownership (within the meaning of Rule 13d-3 of the Securities and Exchange Commission under the Securities Exchange Act of 1934) of 50.1% or more of the outstanding shares of either voting stock of Company or voting ownership interests of Company.

     (iii) “Common Stock” means the Company’s common stock.
     (iv) “Company” includes any corporation that, to the extent permitted by this Note, shall succeed to or assume the obligations of the Company under this Note.
     (v) “Existing Transaction Documents” means the Amended and Restated Investor Rights Agreement, the Amended and Restated Right of First Refusal and Co-Sale Agreement and the Note Purchase Agreement, in each case by and among the Company and the other parties a signatory thereto and dated effective as of August 3, 2007.
     (vi) “Holder” when the context refers to a holder of this Note, shall mean any person who shall at the time be the registered holder of this Note.
     (vii) “Holders” means all of the holders of the Notes.
     (viii) “Independent Directors” means the members of the Board of Directors who are not employees of the Company and were not employees of the Company during the twenty-four (24) month period prior to the Original Issue Date.
     (ix) “Maturity Date” means the earliest to occur of (a) when declared due and payable by the Holder upon the occurrence of an Event of Default (as defined below), or (b) August 3, 2012.
     (x) “Notes” means each of the substantially identical Convertible Subordinated Promissory Notes sold pursuant to the Note Purchase Agreements.
     (xi) “Note Purchase Agreement” means that certain Note Purchase Agreement among the Company, GE Capital Equity Investments, Inc., Clean Technology Fund II, LP, CapVest Venture Fund, LP, and Technology Transformation Venture Fund, LP dated August 3, 2007.
     (xii) “Original Issue Date” means the date on which this Note was first issued.
     (xiii) “QExit” means a merger or sale of at least a majority of the Company assets or stock resulting in consideration on a per share basis of a value, on or before August 3, 2009, of at least $11.23 per share, and after such date, of at least $13.47 per share (subject to appropriate adjustment for stock splits, stock dividends, combinations and other similar recapitalizations affecting such shares).
     (xiv) “QIPO” means the closing of the sale of shares of Common Stock at a price to the public, on or before August 3, 2009, of at least $11.23 per share, and after such date, of at least $13.47 per share (subject to appropriate adjustment for stock splits, stock dividends, combinations and other similar recapitalizations affecting such shares), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of net proceeds to the Company after deduction of underwriters’ commissions and expenses payable by the Company.
     (xv) “Securities Act” means the Securities Act of 1933, as amended.
     2. Interest; Payment Upon Maturity Date.
     2.1 Interest Rates.
     (i) Interest Rate. Prior to the Maturity Date, interest shall accrue on the aggregate unpaid principal amount outstanding under this Note at the rate of six percent (6%) per annum simple, allocated as follows: (A) 3.9% per annum shall accrete to the principal balance of the Note quarterly in arrears and (B) 2.1% per annum shall be payable in cash quarterly in arrears (collectively, the “Interest Rate”).
     (ii) Deferral Rate. If the Company is prohibited or otherwise restricted from paying any amounts owing to Holder due to obligations or restrictions related to its senior indebtedness or under applicable law, the Company shall have the right to defer any such payment(s); provided, however, that from the date of such deferral, the interest rate applicable to such deferred payment shall increase to eight percent (8%) per annum (3.9% accreting to principal and 4.1% payable in cash), compounding, until such payment is made.
     (iii) Default Rate. If an Event of Default has occurred and is continuing, interest at the same rate as the Interest Rate plus four percent (4%) shall be payable, in cash, on the balance of any unpaid principal until such balance is paid.
     (iv) Payments. All cash payments of interest provided pursuant to this Section 2.1 shall be payable by wire transfer to an account designated in writing by Holder. If the Note is converted into shares of Common Stock in accordance with Section 6, any unpaid cash interest shall be due and payable on the date of such conversion.
     2.2 Payment Upon Maturity Date.
     (i) Holder may elect to have the Company pay this Note in full by delivering written notice of such election to the Company, with a copy to the other Holders, one hundred and twenty (120) days in advance of the Maturity Date (or 120 days in advance of any other date after the Maturity Date), in which event the Company shall pay this Note (including all accrued and accreted interest) in three (3) semi-annual installments beginning on the Maturity Date or such later date.

     (ii) All payments of principal and interest provided pursuant to this Section 2.2 shall be payable by wire transfer to an account designated in writing by Holder.
     3. Events of Default. If any of the events specified in this Section 3 shall occur (herein individually referred to as an “Event of Default”), the Holder of the Note may, so long as such condition exists, declare the entire principal and unpaid accrued interest hereon immediately due and payable, by notice in writing to the Company:
     (i) Default in the payment of the principal and unpaid accrued interest of this Note when due and payable if such default is not cured by the Company within ten (10) days after the Holder has given the Company written notice of such default;
     (ii) Any breach by the Company of any representation, warranty, or covenant in the Note Purchase Agreement; provided, that, in the event of any such breach, to the extent such breach is susceptible to cure, such breach shall not have been cured by the Company within fifteen (15) days after the earliest to occur of (a) written notice to the Company of such breach, and (b) the Company’s actual knowledge of such breach;
     (iii) Any breach by the Company of any covenant in the Existing Transaction Documents; provided, that, in the event of any such breach, to the extent such breach is susceptible to cure, such breach shall not have been cured by the Company within fifteen (15) days after the earliest to occur of (a) written notice to the Company of such breach, and (b) the Company’s actual knowledge of such breach;
     (iv) The institution by the Company of proceedings to be adjudicated as bankrupt or insolvent, or the consent by it to institution of bankruptcy or insolvency proceedings against it or the filing by it of a petition or answer or consent seeking reorganization or release under the federal Bankruptcy Act, or any other applicable federal or state law, or the consent by it to the filing of any such petition or the appointment of a receiver, liquidator, assignee, trustee or other similar official of the Company, or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the taking of corporate action by the Company in furtherance of any such action (a “Voluntary Bankruptcy Proceeding”);
     (v) If, within sixty (60) days after the commencement of an action against the Company (and service of process in connection therewith on the Company) seeking any bankruptcy, insolvency, reorganization, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such action shall not have been resolved in favor of the Company or all orders or proceedings thereunder affecting the operations or the business of the Company or of all or any substantial part of the properties of the Company, such appointment shall not have been vacated (an “Involuntary Bankruptcy Proceeding”);
     (vi) Any Change in Control that is not a QIPO or QExit;
     (vii) Company shall fail within thirty days to pay, bond or otherwise discharge any judgment or order for the payment of money in excess of $1,000,000 (or multiple judgments or orders for the payment of an aggregate amount in excess of $2,000,000) which is not stayed on appeal or otherwise being appropriately contested in good faith and as to which no enforcement actions have been commenced;
     (viii) Delivery of a “Repurchase Notice” (as defined in the Articles of Incorporation);
     (ix) Payment or declaration (but not the accrual) of any dividend to holders of Series C Preferred Stock or any other class of equity securities; or
     (x) The occurrence of a “Deemed Liquidation Event” (as defined in the Articles of Incorporation) that is not a QIPO or QExit.
     4. Subordination. The indebtedness evidenced by this Note is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all the Company’s Senior Indebtedness, as hereinafter defined.
     4.1 Senior Indebtedness. As used in this Note, the term “Senior Indebtedness” shall mean the principal of and unpaid accrued interest on: (i) all existing indebtedness of the Company to banks, commercial finance lenders, insurance companies or other financial institutions regularly engaged in the business of lending money, which is for money borrowed by the Company (whether or not secured); (ii) all indebtedness of the Company to banks, commercial finance lenders, insurance companies, or other financial institutions regularly engaged in the business of lending money, which may arise under any line of credit of the Company existing on the Original Issue Date (whether or not secured); (iii) indebtedness pursuant to a capital lease with Wells Fargo Equipment Finance, Inc. (or an affiliate) consistent with that certain lease proposal dated July 25, 2007, a copy of which has been provided to Holder, and (iv) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for or to refinance such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.
     4.2 Default on Senior Indebtedness. If there should occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation or any other marshalling of the assets and liabilities of the Company then (i) no amount shall be paid by the Company in respect of the principal of or interest on this Note at the time outstanding, unless and until the principal of and interest on the Senior Indebtedness then outstanding shall be satisfied, and (ii) no claim or proof of claim shall be filed with the Company by or on behalf of the Holder of this Note that shall assert any right to receive any payments in respect of the principal of and interest on this Note, except subject to the satisfaction of the principal of and interest on all of the Senior Indebtedness then outstanding. If there occurs an event of default that has been declared in writing with respect to any Senior Indebtedness permitting the holder of such Senior Indebtedness to accelerate the maturity thereof, then, unless and until such event of default shall have been cured or waived or shall have ceased to exist, or all Senior Indebtedness shall have been satisfied, no payment shall be made in respect of the principal of or interest on this Note.
     4.3 Effect of Subordination. Subject to the rights, if any, of the holders of Senior Indebtedness under this Section 4 to receive cash, securities or other properties otherwise payable or deliverable to the Holder of this Note, nothing contained in this Section 4 shall impair, as between the Company and the Holder, the obligation of the Company, subject to the terms and conditions hereof, to pay to the Holder the principal hereof and interest hereon as and when the same become due and payable, or shall prevent the Holder of this Note, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law.
     4.4 Undertaking. By its acceptance of this Note, the Holder agrees to execute and deliver such documents as may be reasonably requested from time to time by the Company or the lender of any Senior Indebtedness in order to implement the foregoing provisions of this Section 4, at the expense of the Company.
     5. Prepayment. The Company shall not be permitted to prepay any outstanding principal under this Note or interest thereon without Holder’s prior written consent.
     6. Conversion.
     6.1 Automatic Conversion. The principal and accrued interest outstanding under this Note shall be converted, immediately, automatically and without election on the part of the Holder hereof, upon the closing of a QIPO or a QExit into shares of the Company’s Common Stock at a conversion price equal to $4.49 per share (the “Base Conversion Price”). For each quarter in which interest accretes to the principal balance of this Note in accordance with Section 2.1(i)(A), the aggregate Base Conversion Price will increase by .975% of the original Base Conversion Price (on a quarterly basis) in order to ensure that this Note shall at all times be convertible into an aggregate of 556,793 shares of Common Stock (subject to anti-dilution adjustment as provided herein) (as adjusted, the “Conversion Price”). In connection with a conversion effectuated pursuant to this Section 6.1, the number of shares of Common Stock into which this Note may be converted shall be determined by dividing the aggregate outstanding principal (including, for the avoidance of doubt, any interest which has accreted to the principal balance as provided in Section 2.1(i)(A) but excluding any cash payments of interest paid to Holder as provided in Section 2.1) through the date of the conversion of the Note by the Conversion Price.

     6.2 Optional Conversion into Common Stock. At any time, all but not less than all of the principal amount then outstanding under this Note (including, for the avoidance of doubt, any interest which has accreted to the principal balance as provided in Section 2.1(i)(A) but excluding any cash payments of interest paid to Holder as provided in Section 2.1) may, at the election of the Holder, be converted into Common Stock of the Company, with such conversion to be effected at the Conversion Price. The Holder shall exercise this optional conversion right, if at all, by giving notice thereof to the Company at least ten (10) days prior to the date of conversion.
     6.3 Notice Regarding QIPO or QExit. At least ten (10) business days prior to the anticipated closing of a QIPO or transaction which would constitute a QExit, written notice shall be delivered to the Holder at the address last shown on the records of the Company for the Holder or given by the Holder to the Company for the purpose of notice or, if no such address appears or is given, at the place where the principal executive office of the Company is located, (1) notifying the Holder of the QIPO or QExit, (2) specifying (A) in the case of a QExit, the terms and conditions thereof, (B) the then outstanding principal amount of the Note, (C) the then outstanding amount of accreted interest as provided for in Section 2.1(i)(A), and (D) the date on which such transaction will close (which in no event shall be less than ten (10) business days following delivery of said notice), and, (3) if the Note is subject to automatic conversion pursuant to Section 6.1, calling upon such Holder to surrender the Note to the Company in the manner and at the place designated in such notice.
     6.4 Mechanics and Effect of Conversion. No fractional shares of Common Stock shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional shares to the Holder upon the conversion of this Note, the Company shall pay to the Holder the amount outstanding that is not so converted, such payment to be in made by Company check in an amount equal to the fractional share multiplied by the Conversion Price. At its expense, the Company shall, as soon as practicable following conversion of this Note and surrender of this Note to the Company, issue and deliver to the Holder at its principal office a certificate or certificates for the number of shares of Common Stock to which the Holder shall be entitled upon such conversion (bearing such legends as are required by any applicable purchase documents and applicable state and federal securities laws in the opinion of counsel to the Company), together with any other securities and property to which the Holder is entitled upon such conversion under the terms of this Note, including a check payable to the Holder for any cash amounts payable as described above. Upon conversion of this Note, the Company shall be forever released from all its obligations and liabilities under this Note, except that the Company shall be obligated to pay the Holder, within ten (10) days after the date of such conversion, the cash equivalent of any fractional shares that otherwise would have been issued upon such conversion, and no more.
     6.5 Reservation of Stock Issuable Upon Conversion. The Company covenants and agrees that the Company shall reserve a sufficient number of shares of Common Stock to comply with the conversion provisions contained herein with respect to an amount equal to the principal outstanding under this Note and the accrued interest thereon.

     7. Adjustments to Conversion Price for Diluting Issues.
     7.1 Special Definitions. For purposes of this Section 7, the following definitions shall apply:
     (i) “Option” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.
     (ii) “Convertible Securities” shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.
     (iii) “Additional Shares of Common Stock” shall mean all shares of Common Stock issued (or, pursuant to Section 7.3 below, deemed to be issued) by the Company after the Original Issue Date, other than the following (“Exempted Securities”):
     (1) shares of Common Stock issued or deemed issued as a dividend or distribution on, or upon conversion of, the shares of Series B Preferred Stock or Series C Preferred Stock outstanding on the Original Issue Date, or the Notes;
     (2) shares of Common Stock issued upon exercise or conversion of any Options or Convertible Securities outstanding on the Original Issue Date;
     (3) shares of Common Stock issued or issuable by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 7.7(i) or (ii);
     (4) up to an aggregate total of 100,000 shares of Common Stock or warrants to purchase Common Stock issued pursuant to any strategic partnership, in each case approved by a majority of the Independent Directors; or
     (5) shares of Common Stock issued or issuable pursuant to Options authorized under existing stock option plans in effect as of the Original Issue Date, provided that any new grants under such existing stock option plans must be approved by the Independent Directors.
     7.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result the issuance of Additional Shares of Common Stock if: (i) the consideration per share (determined pursuant to Section 7.5) for such Additional Share of Common Stock issued or deemed to be issued by the Company is equal to or greater than the Conversion Price in effect immediately prior to the issuance or deemed issuance of such Additional Shares of Common Stock, or (ii) prior to such issuance or deemed issuance, the Company receives written notice from the holders of Notes constituting a majority of the total indebtedness represented by the Notes, voting as a single class and on an as-converted to Common Stock basis, agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.
     7.3 Issue of Securities Deemed Issue of Additional Shares of Common Stock.
     (i) If the Company at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which, upon exercise, conversion or exchange thereof, would entitle the holder thereof to receive Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.
     (ii) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price, as the case may be, pursuant to the terms of Section 7.4 below, are revised (either automatically pursuant to the provisions contained therein or as a result of an amendment to such terms) to provide for either (A) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (B) any increase or decrease in the consideration payable to the Company upon such exercise, conversion or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no adjustment pursuant to this clause (ii) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (1) the Conversion Price on the original adjustment date, or (2) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock between the original adjustment date and such readjustment date.
     (iii) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which, upon exercise, conversion or exchange thereof, would entitle the holder thereof to receive Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 7.4 below (either because the consideration per share (determined pursuant to Section 7.5 hereof) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date (either automatically pursuant to the provisions contained therein or as a result of an amendment to such terms) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Company upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 7.3(i) above) shall be deemed to have been issued effective upon such increase or decrease becoming effective.
     (iv) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 7.4 below, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security never been issued.
     (v) No adjustment in the Conversion Price shall be made upon the issue of shares of Common Stock or Convertible Securities upon the exercise of Options or the issue of shares of Common Stock upon the conversion or exchange of Convertible Securities.
     7.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Company shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 7.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issue, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined by multiplying the Conversion Price by a fraction, (a) the numerator of which shall be (i) the number of shares of Common Stock outstanding immediately prior to such issue plus (ii) the number of shares of Common Stock which the aggregate consideration received or to be received by the Company for the total number of Additional Shares of Common Stock so issued would purchase at the Conversion Price and (b) the denominator of which shall be (i) the number of shares of Common Stock outstanding immediately prior to such issue plus (ii) the number of such Additional Shares of Common Stock so issued; provided that, for the purpose of this Section 7.4, all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion of Convertible Securities (including the Series C Preferred Stock and the shares into which this Note may be converted) outstanding immediately prior to such issue shall be deemed to be outstanding.
     7.5 Determination of Consideration. For purposes of this Section 7, the consideration received by the Company for the issue of any Additional Shares of Common Stock shall be computed as follows:

     (i) Cash and Property. Such consideration shall:
     (1) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company, excluding amounts paid or payable for accrued interest;
     (2) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Company; and
     (3) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as determined in good faith by the Board of Directors of the Company.
     (ii) Options and Convertible Securities. The consideration per share received by the Company for Additional Shares of Common Stock deemed to have been issued pursuant to Section 7.3, relating to Options and Convertible Securities, shall be determined by dividing the total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.
     7.6 Multiple Closing Dates. In the event the Company shall issue on more than one date Additional Shares of Common Stock that are comprised of shares of the same series or class of Preferred Stock and that would result in an adjustment to Conversion Price pursuant to the terms of Section 7.4 above, and such issuance dates occur within a period of no more than forty-five (45) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the final such issuance (and without giving effect to any adjustments as a result of such prior issuances within such period).
     7.7 Adjustments.
     (i) Adjustment for Stock Splits and Combinations. If the Company shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision or combination shall be proportionately decreased. If the Company shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination or subdivision shall be proportionately increased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.
     (ii) Adjustment for Certain Dividends and Distributions. In the event the Company at any time, or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price, as the case may be, then in effect by a fraction:
     (1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and
     (2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions; and provided further, however, that no such adjustment shall be made if the holders of the Note simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if the outstanding balance of this Note had been converted into Common Stock on the date of such event.
     (iii) Adjustments for Other Dividends and Distributions. In the event the Company at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Company (other than shares of Common Stock) or in cash or other property, then and in each such event the holders of the Note shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities, cash or other property in an amount equal to the amount of such securities, cash or other property as they would have received if the outstanding balance of the Note had been converted into Common Stock on the date of such event.
     7.8 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to Section 7.7, the Company at its expense shall, as promptly as reasonably practicable but in any event not later than thirty (30) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of the Note a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Note is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, as promptly as reasonably practicable after the written request at any time of any holder of the Note (but in any event not later than thirty (30) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price then in effect, and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the Note.
     7.9 Notice of Record Date. If:
     (i) the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time issuable upon conversion of the Note), for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right; or
     (ii) of any capital reorganization of the Company, any reclassification of the Common Stock of the Company, any consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the surviving entity and its Common Stock is not converted into or exchanged for any other securities or property), or any transfer of all or substantially all of the assets of the Company; or
     (iii) of the voluntary or involuntary dissolution, liquidation or winding-up of the Company, then, and in each such case, the Company will send or cause to be sent to the holders of the Note a notice specifying, as the case may be, (a) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (b) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other stock or securities at the time issuable upon the conversion of the Note) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series C Preferred Stock, the Notes and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.
     8. Covenants. Prior to the earlier to occur of the Maturity Date or conversion of this Note in accordance with Section 6, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise:
     (i) consent to any liquidation, dissolution or winding up of the Company or to any Deemed Liquidation Event (as defined in the Articles of Incorporation);
     (ii) commence or consent to any Voluntary Bankruptcy Proceeding or Involuntary Bankruptcy Proceeding;
     (iii) recapitalize, create or authorize the creation of any additional class or series of shares of stock;
     (iv) increase or decrease (other than by redemption or conversion) the authorized number of shares of Preferred Stock, Common Stock or shares of any additional class or series of shares of stock;
     (v) create or authorize or issue (other than to the Company or a wholly owned subsidiary of the Company) any obligation or security convertible into shares of any class or series of stock;
     (vi) purchase or redeem, or set aside any sums for the purchase or redemption of, or pay any dividend or make any distribution on, any shares of stock other than repurchases of Series C Preferred Stock in accordance with Section 3.9.6 of the Articles of Incorporation;
     (vii) permit any subsidiary of the Company to issue or sell any equity securities of such subsidiary (other than to the Company or a wholly owned subsidiary of the Company);
     (viii) make, or cause any subsidiary of the Company to make, any acquisition of the assets, stock or other equity securities of any other company or effect the same by way of a merger, consolidation or reorganization, except for acquisitions of assets for consideration of $10,000,000 or less in any single transaction or series of related transactions;
     (ix) engage in any new line of business substantially outside of the business plan in the form approved by a majority of the Independent Directors or materially modifying such plan, unless approved in each case by a majority of the Independent Directors;
     (x) merge with or into or consolidate, or permit any subsidiary to merge with or into or consolidate, with any other entity (other than a merger or consolidation solely between the Company and one or more subsidiaries or among subsidiaries);
     (xi) sell, lease, or otherwise dispose of any of the Company’s material properties or assets; or
     (xii) fail to maintain insurance, including officer and director insurance, at levels consistent with current coverage limits;
     (xiii) Permit any of the Company’s material assets to become subject to a lien or encumbrance (other than liens or encumbrances recorded prior to the Original Issue Date);
     (xiv) Increase the size or composition of the Company’s Board of Directors;
     (xv) Materially increase the compensation payable to any management employee of the Company (above inflation);
     (xvi) Prohibit Holder from reasonable access to inspect the properties, books, and records of the Company or fail to maintain such properties, books and records;
     (xvii) Enter into any transaction between the Company and any of its affiliates; or
     (xviii) incur any indebtedness (including purchase money security interest operating leases), or permit any subsidiary to incur any indebtedness (other than indebtedness of subsidiaries owed to the Company, indebtedness owed pursuant to the Notes, and indebtedness of the Company pursuant to that certain Credit and Security Agreement between the Company, Great Lakes Energy Technologies, LLC, and Wells Fargo Bank, National Association dated December 22, 2005) in excess of $10,000,000 in the aggregate.
     9. Successors and Assigns. Subject to the restrictions on transfer described in Sections 11 and 12 below, the rights and obligations of the Company and the Holder of this Note shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.
     10. Waiver and Amendment. Any provision of this Note may be amended, waived or modified upon the written consent of the Company and the holders of a majority in interest of the Notes; provided, however, that the approval of all holders of any portion of the Notes will be required to change the amount or time of any prepayment or payment of principal of the Notes, reduce the rate or change the time of payment or method of computation of interest or premium of the Notes and provided, further, the consent of an affected Holder shall be required to modify or otherwise change the Notes in a manner that adversely affects such Holder relative to any other.

     11. Transfer of this Note. This Note or any Common Stock into which this Note is convertible (collectively, the “Securities”) may not be transferred except as provided herein. At any time beginning two years after the issuance of the Note, Holder will have the right to transfer the Securities as long as (i) the transfer is not in violation of any law, (ii) the Securities are not transferred to a competitor of the Company (if a majority of the Independent Directors determines in good faith that the proposed transferee is a competitor of the Company and that such proposed transfer would not be in the best interests of the Company, such consent to transfer not to be unreasonably withheld), (iii) the transfer is after a right of first offer to the Company (if the Company would have a right of first refusal with respect to such transfer under Section 3 of the Amended and Restated Investors’ Rights Agreement), and (iv) the transferee agrees to be bound by the terms, conditions, representations, and warranties set forth in the Existing Transaction Documents. Without limiting the foregoing, this Note may not be transferred in violation of any restrictive legend set forth hereon at any time. Notwithstanding the foregoing, Holder may, at any time upon written notice to the Company, transfer any or all of the Securities to an affiliate without being subject to the foregoing restrictions. All such restrictions on Holder’s right of transfer shall terminate following an initial public offering or other registration of Company shares or a Change of Control. Each new note issued upon transfer of this Note shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions. Subject to the foregoing, transfers of this Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company. Prior to presentation of this Note for registration of transfer, the Company shall treat the registered holder hereof as the owner and holder of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Company shall not be affected by notice to the contrary.
     12. Assignment by the Company. Neither this Note nor any of the rights, interests or obligations hereunder may be assigned in whole or in part by the Company without the prior written consent of the Holder.
     13. Treatment of Note. To the extent permitted by generally accepted accounting principles, the Company will treat, account and report the Note as debt and not equity for accounting purposes and with respect to any returns filed with federal, state or local tax authorities.
     14. Notices. Any notice, request or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given if personally delivered, if faxed with confirmation of receipt, or if mailed by registered or certified mail or reputable overnight courier, postage prepaid, at the respective addresses of the parties as set forth herein and in the case of the Holder to the attention of Bernardo H. Llovera and in the case of the Company to the attention of the Chief Executive Officer. Any party hereto may by notice so given change its address for future notice hereunder. Notice shall conclusively be deemed to have been given when personally delivered, faxed, or when deposited in the mail in the manner set forth above and shall be deemed to have been received when delivered.
     15. Confidentiality. The Holder agrees that such Holder will keep confidential and will not disclose, divulge or use for any purpose, other than to monitor its investment in the Company, any confidential information obtained from the Company pursuant to the terms of this Note, unless such confidential information (i) is known or becomes known to the public in general (other than as a result of a breach of this Section 15 by the Holder), (ii) is or has been independently developed or conceived by the Holder without use of the Company’s confidential information or (iii) is or has been made known or disclosed to the Holder by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that the Holder may disclose confidential information (1) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company, or (2) as may otherwise be required by law or by the rules and regulations of any exchange or automated quotation system on which the Company’s capital stock is listed or quoted, provided that the Holder takes reasonable steps to minimize the extent of any such required disclosure.
     16. Disclosure. The Company shall have the right to disclose the Holder’s investment in the Company to future prospective investors and/or strategic partners contemplating an investment in the Company, provided, that such recipient is subject to a non-disclosure agreement; provided, that the Company will provide prior written notice of such disclosure (together with the proposed text of such disclosure) to the Holder, and the disclosure made by the Company will reflect any comments provided to the Company by the Holder. Notwithstanding the foregoing, but subject to the requirement above to provide prior written notice of such disclosure as provided above, this Section 16 shall not prohibit any disclosure required by law or by the rules and regulations of any exchange or automated quotation system on which the Company’s capital stock is listed or quoted.
     17. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, excluding that body of law relating to conflict of laws.
     18. Heading; References. All headings used herein are used for convenience only and shall not be used to construe or interpret this Note. Except where otherwise indicated, all references herein to Sections refer to Sections hereof.
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          IN WITNESS WHEREOF, the Company has caused this Note to be issued as of the date first above written.

ORION ENERGY SYSTEMS, INC.

		By:	/s/ Neal Verfuerth

		Name:	Neal Verfuerth
		Title:	President and Chief Executive Officer

Acknowledged and Agreed:

CLEAN TECHNOLOGY FUND II, LP

By:	Expansion Capital Partners II, LP, its General Partner

By:	Expansion Capital Partners II General Partner, LLC, its General Partner

By: Name:	/s/ Bernardo Llovera
Title:
Address:
Signature Page to Clean Technology Fund II, LP
Convertible Subordinated Promissory Note